December 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (206) 377-3020

Mr. Thomas W. Casey
Executive Vice President and
Chief Financial Officer
Washington Mutual, Inc.
1301 Second Avenue
Seattle Washington 98101

Re: **Washington Mutual, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007 and
September 30, 2007
File No. 001-14667

Dear Mr. Casey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant